ANIMAS RESOURCES LTD. TSX-V: ANI
ANIMAS Resources	#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 604-688-3392

September 16, 2008

NR 08-14

Animas Resources Identifies Five Covered Porphyry Copper Targets and Completes 20-F Filing

Animas Resources Ltd. (TSX.V: ANI) is please to report that the geological team has identified five covered porphyry copper targets at the 100% owned Shirley concession in the Bacanuchi area of Sonora, Mexico. In addition Animas Resources has completed a Form 20-F to become fully reporting with the US Securities and Exchange Commission (SEC).

Fiver Porphyry Copper Targets

The Bacanuchi covered porphyry copper targets (295 sq kilometers) are located in northern Sonora, Mexico roughly in the middle of the Cananea-Nacazari copper trend. Defined by geophysics, these covered areas are adjacent to impressive color anomalies caused by hydrothermal alteration and oxidation of sulfide minerals exposed to surface weathering.

A comprehensive review of the geophysical data set by Chris S. Ludwig, geophysical consultant of Denver, Colorado, and in-field geological mapping by Dr. Dennis Cox and his team reveals five specific areas of potential geophysical anomalous responses. While largely covered by post mineral gravel and volcanic cover, two areas have mineralization and alteration indicative of porphyry copper mineralization. These targets lie within the same productive batholithic rocks that host the Cananea and the Maria producing copper mines. The principle targets are well-defined magnetic "low" features which could well represent the hydrothermal destruction of magnetic minerals. The property is located 25 km northeast from Animas' Santa Teresa District and 35 km south of Cananea, a world-class porphyry copper deposit located 40 km south of the US/Mexico border.

"Bacanuchi is a sound porphyry copper target within the productive Cananea - Nacazari trend with shallow covered targets defined by geophysics and halo mineralization in the few windows within the post mineral cover. While it should be an inexpensive program to test for direct porphyry copper mineralization within the areas outlined, Animas Resources intends to focus on its primary Santa Teresa gold district and will, therefore, be looking for a partner to explore the Bacanuchi targets. We believe an earn-in joint venture is a relatively low risk opportunity for a partner to explore for a potentially major porphyry copper deposit located between two of the largest porphyry copper districts in North America while retaining some upside for our shareholders" said Gregory E. McKelvey, President of Animas Resources.

20-F Accepted

Animas Resources is now a fully reporting company with the US Securities and Exchange Commission (SEC).

This will allow the Company to communicate directly with potential investors in the USA. In addition it will allow the Company to potentially pursue a more senior US stock exchange listing at such time as the Company meets the requirements to be listed on US stock exchange.

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery in Latin America, has re-consolidated the Santa Teresa District's Santa Gertrudis gold deposits and prospects within a 624 square kilometer land holding. The Company also controls the 294 square kilometer Shirley exploration concession in the Bacanuchi area of Northern Mexico. Our mission is to grow Animas Resources through discovery and acquisition of high quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content. The technical disclosure in this press release has been reviewed by Dr. Roger Steininger, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future press releases at www.animasresources.com.

"Gregory E. McKelvey"

Gregory E. McKelvey, President & Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling programs, the availability of future financing for exploration and other plans, projections, estimates and expectations. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators(available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected